Exhibit 4.6

EUPRAXIA PHARMACEUTICALS INC.

2025 OMNIBUS INCENTIVE PLAN

Restricted Stock Unit Award Agreement (this “Agreement”)

Eupraxia Pharmaceuticals Inc. (the “Company”) has granted the following Restricted Stock Units (the “RSUs”) to the [employee / executive] named below (the “Participant”), in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the Eupraxia Pharmaceuticals Inc. 2025 Omnibus Incentive Plan (the “Plan”) dated February 17, 2025.

Name of Participant: [•]

Effective Date of Agreement: [•]

Award Summary Table:

RSUs Awarded to Participant under this Agreement
Date of Grant	[•]
Fair Market Value of Shares at Date of Grant	$[•]
Number of RSUs Awarded	[•]
Value of RSUs on Date of Grant	$[•]
Status of Shares subject to RSUs under the Income Tax Act (Canada)	Pursuant to subsection 110(1.4) of the Income Tax Act (Canada), each Share underlying each RSU is hereby designated a “non-qualified security” for purposes of the Income Tax Act (Canada)
Vesting Date	[•]

By signing this Agreement, the Participant hereby acknowledges and agrees to the following:

1.

All capitalized terms used in this Agreement will have the same meaning as in the Plan unless otherwise defined in this Agreement. A Prospectus describing the Plan has been delivered to the Participant. The terms and conditions of the Plan are incorporated by reference in their entirety into this Agreement.

2.

Pursuant to the Plan and in respect of the services provided to the Company or an Affiliate by the Participant, effective as of the date of grant specified in the Award Summary Table (the “Grant Date”), the Company has granted the Participant the number of RSUs as set forth in the table above, and the value of the Participant’s RSUs is based on the Fair Market Value of a Share on the Grant Date.

3.

Subject to Section 4(a), Section 4(b), Section 4(c) and Section 10 of this Agreement, the RSUs granted under this Agreement, together with any Dividend Equivalent RSUs (as defined in Section 5 of this Agreement), will vest in the proportions and on the Vesting Dates specified in the Award Summary Table, provided that on the applicable Vesting Date, the Participant’s Termination Date has not occurred. Only a whole number of RSUs will become vested as of any given Vesting Date. If the number of RSUs determined as of a Vesting Date is a fractional number, the number vesting will be rounded down to the nearest whole number with any fractional portion carried forward. Except as otherwise determined by the Committee, for purposes of this Agreement the Participant will be deemed to have ceased to be engaged or employed in Service on the Termination Date. The “Termination Date” will mean the date of the Participant’s cessation of Service, which for avoidance of doubt includes cessation of any employment and/or engagement with the Company or an Affiliate (i.e., the Participant will have ceased to be an employee, director or Consultant of the Company or an Affiliate).

4.	Termination.

(a)

Termination without Cause. In the event the Participant’s Service is terminated by the Company without cause or by the Participant for Good Reason, any unvested RSUs (including Dividend Equivalent RSUs) that would have vested during the Notice Period will continue to vest on each scheduled Vesting Date during the Notice Period and will be settled in accordance with Section 8 of this Agreement. Any RSUs that do not vest during the Notice Period will be immediately cancelled and forfeited on the last day of the Notice Period, without any compensation to the Participant in lieu thereof.

“Cause” means, with respect to a Participant:

(i)	the Participant’s willful misconduct or gross negligence in the performance of the Participant’s duties to the Company;

(ii)	the Participant’s material breach of any written agreement or material Company policy, after written notice and a reasonable opportunity to cure (to the extent curable);

(iii)	the Participant’s commission of fraud, embezzlement, theft, or other act of dishonesty involving the Company or its affiliates;

(iv)	the Participant’s conviction of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude; or

(v)

the Participant’s willful failure or refusal to substantially comply with lawful directives of the Company or its board, after written notice and a reasonable opportunity to cure (to the extent curable),in each case as determined by the Committee in good faith.

“Good Reason” means, without the Participant’s prior written consent, the occurrence of any one or more of the following events:

(i)	a material reduction in the Participant’s base salary (or, if the Participant does not receive a base salary, a material reduction in the Participant’s total target cash compensation);

(ii)	a material diminution in the Participant’s title, authority, duties or responsibilities, taken as a whole, as compared to those in effect immediately prior to the event giving rise to Good Reason;

(iii)

a requirement that the Participant’s principal place of employment be relocated to a location more than fifty (50) miles from the Participant’s principal place of employment immediately prior to such relocation; or

(iv)	a material breach by the Company of any material provision of this Agreement or, if applicable, any employment or service agreement between the Participant and the Company.

A termination by the Participant shall constitute a termination for Good Reason only if:

(A)	the Participant provides written notice to the Company of the condition constituting Good Reason within ninety (90) days following the initial occurrence of such condition;

(B)	the Company fails to cure such condition within thirty (30) days following receipt of such notice; and

(C)	the Participant’s termination of employment or service occurs within sixty (60) days following the expiration of the cure period.

“Notice Period” means any period of notice of termination or pay in lieu of notice that the Company is required to provide to the Participant pursuant to the terms of the Participant’s employment or service agreement with the Company.

The Company may condition any such continued vesting on the Participant (i) providing the Company with a release of claims in such form as the Company may reasonably require and (ii) complying during the Notice Period with any applicable post-Service covenants.

(b)

Disability. In the event the Participant’s Termination Date occurs due to the Participant’s Disability, any RSUs (including Dividend Equivalent RSUs) that are vested as of the Participant’s Termination Date will remain vested and be settled in accordance with Section 8 of this Agreement. Any RSUs (including Dividend Equivalent RSUs) that are unvested as of the Participant’s Termination Date will be immediately cancelled and forfeited on the Participant’s Termination Date, without any compensation to the Participant in lieu thereof. “Disability” means any medically determinable physical or mental impairment resulting in the Participant’s inability to perform the duties of his position or any substantially similar position, where such impairment can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months. The Committee shall determine whether the Participant meets the definition of Disability, and the Committee’s determination shall be final and binding.

(c)

Death. In the event the Participant’s Termination Date occurs due to the Participant’s death, any RSUs (including Dividend Equivalent RSUs) that are vested as of the Participant’s Termination Date will remain vested and be settled in accordance with Section 8 of this Agreement. Any RSUs (including Dividend Equivalent RSUs) that are unvested as of the Participant’s Termination Date will be immediately cancelled and forfeited on the Participant’s Termination Date, without any compensation to the Participant in lieu thereof.

(d)

Other Termination Events. In the event of the Participant’s termination of employment by the Company or an Affiliate for any reason other than as provided in Section 4(a), 4(b) or 4(c) of this Agreement (excluding, for clarity, any other termination of the Participant’s employment by the Participant), all vested and unvested RSUs will be immediately cancelled and forfeited on the Participant’s Termination Date, without any compensation to the Participant in lieu thereof.

(e)

Waiver of Claims. The Participant waives any claim to damages in respect of any RSUs that are forfeited under this Section 4, whether related or attributable to any contractual or common law termination entitlement or otherwise.

5.

Any additional RSUs granted to the Participant as Dividend Equivalents pursuant to Section 8(e) of the Plan (“Dividend Equivalent RSUs”) in respect of the Participant’s then outstanding RSUs will be granted effective as of the date(s) the underlying dividends are paid in respect of Shares and, if credited in respect of unvested RSUs, vest at the same time and in the same proportion as the unvested RSUs to which such Dividend Equivalent RSUs are attributable. The Dividend Equivalent RSUs granted to the Participant will be treated in the same manner as the RSUs granted to the Participant under this Agreement for the purposes of Sections 3, 4, 6, 7, 8, 9, 10, 11, 12, 13, and 14 of this Agreement, and all references to RSUs therein will include the Dividend Equivalent RSUs. Fractional Dividend Equivalent RSUs that are unable at a time of settlement to be settled in whole Shares shall be carried forward to the credit of the Participant and shall continue to be eligible to incur additional Dividend Equivalent RSUs; provided that any fractional remainder when the last corresponding RSU or Dividend Equivalent RSU, as applicable, is settled pursuant to the terms hereof shall be rounded down to the nearest whole share. For clarity, no fractional remainder in respect of any RSU or Dividend Equivalent RSU shall, following the final settlement of RSUs and Dividend RSUs attributable to whole Shares hereunder, be settled or otherwise compensated for in cash, and such fractional remainder shall be instead forfeited for no further consideration.

6.	The value of RSUs granted to the Participant is based on the Fair Market Value of the Shares on the Grant Date and therefore any minimum level of future appreciation is not guaranteed.

7.

No funds will be set aside by the Company to guarantee the payment of the RSUs granted to the Participant under this Agreement. The Participant’s RSUs will remain an unfunded liability recorded on the books of the Company.

8.

Subject to Section 9 and Section 14, where all or a portion of the Participant’s RSUs have become vested, the value of the vested RSUs will be paid to the Participant (or the Participant’s Beneficiary, if applicable) in Shares:

(a)	if the Participant is deceased, as soon as reasonably practicable following the death of the Participant; or

(b)	in any other case, as soon as reasonably practicable following receipt by the Company of written notice from the Participant requesting settlement of such number of vested RSUs set out in the notice.

9.

The Participant expressly acknowledges that the settlement of the RSUs acquired hereunder may give rise to remuneration subject to withholding. The Participant acknowledges and agrees that the Participant’s right hereunder, including the right to receive Shares following the vesting of any portion of the Participant’s RSUs, are subject to the satisfaction of all taxes required to be withheld with respect to the Participant’s RSUs. In such circumstances, the Company may agree that the Participant pay to the Company such amount as the Company is obliged to remit to the relevant taxing authority with respect to the settlement of, or any other applicable taxable event with respect to, the Participant’s RSUs. Any such additional payment is due no later than the date on which such amount with respect to the Participant’s RSUs is required to be remitted to the relevant tax authority by the Company. Alternately, and subject to any requirements or limitations under applicable Company policies and applicable law, the Company may (a) withhold such amount from any remuneration or other amount payable by the Company to the Participant, (b) require the sale of a number of Shares issued upon settlement of the Participant’s RSUs and the remittance to the Company of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements with the Participant for the receipt of such amount. Notwithstanding the foregoing, subject to any applicable law, if requested by the Participant, the Company shall settle such portion of the Participant’s RSUs having a value equal to the withholding amount on the settlement of the Participant’s RSUs in cash with such cash proceeds to be remitted by the Company to the applicable tax authority in satisfaction of the withholding amount (with any residual cash remainder that cannot be settled in a whole Share paid to the Participant).

10.	The RSUs granted to the Participant will be automatically cancelled following the tenth anniversary of the Grant Date without any compensation to the Participant in lieu thereof.

11.

The Participant consents to the holding and processing of personal data provided by the Participant to the Company or an Affiliate to any third party service provider for all purposes relating to the operation of the Plan, including (i) administering and maintaining records of the Participant, (ii) providing information to the Company or an Affiliate, their agents and any third party administrators of the Plan, and (iii) providing information to future purchasers of the Company, any Affiliate or the business in which the Participant works.

12.

This Agreement will be binding upon the Participant (and the Participant’s Beneficiary, if applicable) and the legal representatives of the Participant’s estate and any other person who acquires the Participant’s rights in respect of the RSUs granted to the Participant under this Agreement. In the event of any conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan will govern, except that, notwithstanding the definition of “Restricted Stock Unit” in the Plan, no RSUs may be settled other than by way of the issuance of Shares without the consent of the Participant.

13.	This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

14.	Notwithstanding any provision in this Agreement to the contrary, the following provisions will apply to any Participant who is subject to taxation under applicable U.S. tax laws:

(a)

Settlement of vested RSUs under Section 8 shall occur as soon as administratively practicable, and not more than sixty (60) days, after the applicable Vesting Date. For avoidance of doubt, Section 8(b) shall not apply to the Participant.

(b)	For avoidance of doubt, Section 19 of the Plan applies to this Agreement.

DATED as of the ____ day of ______________, 202___

The Participant, ____________________, hereby acknowledges and accepts the terms governing the grant of RSUs as set out above and confirms and acknowledges that the Participant has received, read and understood the terms, conditions and restrictions of this Agreement and the provisions of the Plan. The Participant also confirms and acknowledges that the Participant has not been induced to enter into this Agreement by expectation of employment or continued employment with the Company or any Affiliate.

[PARTICIPANT]

[Signature Page – Restricted Stock Unit Grant Agreement]